

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

Raul Villar Jr.
Chief Executive Officer
Pride Parent, Inc.
4811 Montgomery Road
Cincinnati, Ohio 45212

      Re: Pride Parent, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted April 5, 2021
          CIK No. 0001839439

Dear Mr. Villar Jr.:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our March 24, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted April 5, 2021

Summary Consolidated Financial Data, page 15

1.   We note that you have included GAAP Gross Profit Margin on pages 78 and 79. Please expand the disclosure to include GAAP Gross Profit Margin in the Summary Selected Financial Data on page 17 as well to provide a balanced presentation of GAAP and Non-GAAP measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 66

2.   In response to prior comment 5 you added disclosure of your effective PEPM, which you define as recurring and other revenue for the period divided by the average number of

customer employees for the same period. Please further revise to clarify how you calculate average number of customer employees.

Financial Statements
Note 3. Revenue, page F-15

3.   We note that the renewal option represents a material right and that you state that the period of time for which the upfront fee would economically compel a client to renew is only two years despite an average client life of six years. Since the implementation fee would cover the entire client life, it does not appear to be an appropriate matching of revenue and expenses to conclude that the period for the material right is only the shorter period that would economically compel a renewal. Please explain to us what features differ in years one and two compared to subsequent years three through six that would lead you to conclude that the client is less compelled to renew after year two. Absent differential renewal option rights in years one and two compared to subsequent years, it is unclear why the period used for the nonrefundable upfront fees would differ from the average client life of six years.

    You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert E. Goedert, P.C.